Via Facsimile and U.S. Mail
Mail Stop 6010

January 3, 2008

Dr. Helmut Perlet
Chief Financial Officer
Allianz SE
Koniginstrasse 28
80802 Munich, Germany

Re: Allianz SE
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 6, 2006
File Number: 001-15154

Dear Dr. Perlet:

        We have reviewed your December 7, 2007 letter responding to our September 21, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

General

1.   We note your response to prior comment two from our letter dated September 21, 2007. It is generally inappropriate to redact an entire response. Please expand the description of the nature and status of your business activities to address the information marked AZ-01, or advise. We understand that some of the information may be appropriately redacted pursuant to your confidential treatment request.

2.   We note from recent media reports that you may have insurance activities in or with North Korea, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department's Bureau of Industry and Security and the U.S. Treasury Department's Office of Foreign Assets Control. We note that the Form 20-F does not contain any information relating to business activities in or with North Korea. Please describe your business activities in or with North Korea, if any, and discuss their materiality to you in light of North Korea's status as a state sponsor of terrorism. Please also discuss whether the operations, either individually or in the aggregate with your Iranian and Syrian activities, constitute a material

investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, North Korea, including through subsidiaries, affiliates, and other direct and indirect arrangements.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant